Securitas EDGAR Filings, Inc.

Empire State Building

 350 Fifth Ave. , 59th Floor

New York, NY  10118

March 18, 2011

H. Christopher Owings

Division of Corporate Finance

United States Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20548

Re:

Securitas Edgar Filings, Inc. File No. 333-137624

Registration Statement on Form S-1/A

Filed March 1, 2011

Dear Mr. Owings,

On behalf of Securitas Edgar Filings, Inc. (“Securitas”, “SEF”, or “Company”), we hereby submit the Company’s responses to the comments the Securities and Exchange Commission (“SEC”, or “Commission”) set forth in a letter dated March 17, 2011.

For the convenience of your review, each comment is included and is followed by the corresponding response of the Company.  References in this letter to “we”, “us” and “our” refer to the Company unless the context indicated otherwise.

Prospectus Summary, page 1

1.

It appears that you erroneously removed the word “through” from the second sentence of the sixth paragraph on page 1. Please revise.

We note your comment and have updated this error to add “through” after “formation” and before “December”.

Balance Sheets, page F-2

2.

We note that your deficit accumulated during development stage on the face of your Balance Sheet does not agree to accumulated net loss on the face of your Income Statement or on the face of your Statements of Cash Flows. Please amend as appropriate.

We note your comment and have revised the Income Statement and Statement of Cash Flows, such that the deficit accumulated during the development stage on our Balance Sheet agrees with the accumulated net loss reflected on our Income Statement and Statement of Cash Flows.

Signatures, page 47

3.

We reissue comment 5 of our letter dated December 23, 2010. Please ensure that the dates of all signatures are consistent with the date of filing the respective amendment. We note that you updated Mr. Pearman’s signatures to be consistent with the date of your most recent amendment, but you did not update the signature block that precedes the company’s signature.

We note your comment and have updated the dates reflected on the signature page, including the date in the signature block, to reflect the date of this amended filing.

If you would like to discuss any of the responses to the comments or is you would like to discuss any other mattes, please contact Robert Diener at (310) 396-1691.

Sincerely,

/s/ Jeremy Pearman

_______________

Jeremy Pearman